Duluth Holdings Inc.

170 Countryside Drive

Belleville, Wisconsin 53508-0409

November 17, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention: John Reynolds

RE:

Duluth Holdings Inc. – Request for Acceleration of Effectiveness
Registration Statement on Form S-1
File No. 333-207300

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Duluth Holdings Inc. (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Washington, D.C. time, on November 19, 2015, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you please contact the Company’s outside counsel, Dennis Connolly of Godfrey & Kahn, S.C., at (414) 287-9258, to inform him as soon as possible after the above-referenced Registration Statement has been declared effective.

[Signature page follows]

Securities and Exchange Commission

November 17, 2015

Very truly yours,

DULUTH HOLDINGS INC.

 /s/ Mark M. DeOrio

Mark M. DeOrio

Senior Vice President and Chief Financial Officer

[Signature page to Company Acceleration Request Letter]